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                                                        2465 Maryland Road
                                                        Willow Grove, PA 19090
                                                        Phone: (215) 658-8900
                                                        Fax: (215) 658-8968



Press Release



         Contact: Jon Jensen                 FOR IMMEDIATE RELEASE
         Phone: (215) 658-8900               6 PM EST, January 2, 2001




             AMERIQUEST ANNOUNCES FOURTH QUARTER AND ANNUAL RESULTS

Willow Grove, Pennsylvania - January 2, 2001 - AmeriQuest Technologies, Inc. (OTC BB: AMQT) today reported net sales of $16,553,000 for the fourth quarter ended September 30, 2000, a decrease of 1% compared to $16,740,000 for the same quarter last year. The net loss for the fourth quarter was $1,649,000 compared to a net loss of $591,000 for the comparable period a year ago. The net loss increased due to continued margin pressure in product sales revenue, costs associated with a potential acquisition that has been abandoned, and increased investment in the Company's Business Solution sales force. While the new sales force has broadened marketing opportunities across several different market segments, conversion of these opportunities to gross profit has not yet offset the higher cost structure and investment associated with the new sales force.

Net sales for the year ended September 30, 2000 were $62,153,000, an increase of 9% compared to $56,865,000 in the previous fiscal year ended September 30, 1999. The increase in net sales was a result of the Company's decision to focus on business information solution selling during fiscal 2000. The net loss for the year ended September 30, 2000 was $4,444,000 compared to a net loss of $1,909,000 for the year ended September 30, 1999.

At September 30, 2000, the principal amount outstanding under its senior bank line of credit was $5,269,000, but it has been reduced to approximately $4,250,000 at December 29, 2000. The maturity date of the line of credit is July 20, 2001. The Company is in default under its financial covenants contained in its credit



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                      AmeriQuest Technologies, Inc.                       Page 2



agreement. Those defaults are continuing and have not been waived, although the Company is seeking a waiver.

In view of the loan covenant violations, the maturity date of the line of credit and recurring losses from operations, the Company's independent public accountants, Arthur Andersen LLP, have informed the Company that their opinion on the Company's fiscal 2000 financial statements will include an explanatory fourth paragraph raising substantial doubt about the ability of the Company to continue as a going concern.

In commenting on the Company's performance, Alexander C. Kramer, Jr., AmeriQuest's President and Chief Executive Officer said, "The Company's objective is to achieve long-term improvement in margin and product mix through its Business Solutions sales force and its consultative selling method to large corporate accounts. Additionally, the Company's Business Products sales force has been refocused on those Value Added Resellers and System Integrators that can provide the Company gross profits sufficient to justify the continuation of their normal business credit terms."

AmeriQuest provides solutions to large corporate accounts, and product and value-added services such as engineering design and system configuration, installation capability, and marketing, financial and technical support, to "value-added" resellers and systems integrators. AmeriQuest differentiates itself in the marketplace by offering clients more than a wide variety of products and product expertise. AmeriQuest enables clients to deliver all or part of their total solution by offering technical expertise in UNIX, NT, LINUX, network engineering, telephony, and applications focused around asset management, ERP systems, Internet e-commerce solutions, high availability servers, and thin client computing.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Among other factors that could cause the Company to fail to meet its business objectives are general economic and business conditions, the rate of growth in the computer industry, competitive factors and



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                      AmeriQuest Technologies, Inc.                       Page 3



pricing pressures, failure of the Company's sales force to generate enough high margin sales to offset the higher cost structure of providing expert business solutions, changes in margin and product mix, inventory risks due to shifts in market demand, changes in agreements with manufacturers and master distributors regarding the terms of product sales to the Company, changes in forecasted cash needs and non-renewal of or changes in terms under the Company's senior bank line of credit. Further information about these and other relevant risks and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.



                                      -End-


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                      AmeriQuest Technologies, Inc.                       Page 4



                       ----------------------------------

                 Condensed Consolidated Statement of Operations

                                   (unaudited)

                  (Amounts in Thousands, except per share data)


                                                      Three Months Ended                           Year Ended
                                                         September 30,                            September 30,
                                                         -------------                            -------------

                                                   2000               1999                  2000                 1999
                                                   ----               ----                  ----                 ----
Net Sales.................................       $16,553            $16,740                $62,153             $56,865

Net Loss..................................       $(1,649)           $  (591)               $(4,444)            $(1,909)

Net Loss Per Common Share.................       $ (0.02)           $ (0.01)               $ (0.07)            $ (0.03)

Shares used in computing net loss
per Common Share..........................        67,842             67,049                 67,842              67,329


                       ----------------------------------

                    Selected Consolidated Balance Sheet Data

                                   (unaudited)

                             (Amounts in Thousands)


                                                             September 30, 2000         September 30, 1999
                                                             ------------------         ------------------
Total Assets.......................................                $12,317                    $14,168
                                                                   =======                    =======

Line of Credit.....................................                  5,269                      2,443

Current Liabilities (excluding Line of Credit).....                  4,323                      4,556

Stockholders' Equity...............................                  2,725                      7,169
                                                                   -------                    -------
Total Liabilities and Equity.......................                $12,317                    $14,168
                                                                   =======                    =======